

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

January 12, 2017

Mark Walmesley, President
Lode-Star Mining Inc.
13529 Skinner Road, Suite N
Cypress, Texas 77429-1775

> **Re:** **Lode-Star Mining Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 000-53676**

Dear Mr. Walmesley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining